Exhibit 99.1 Press release

Quarterhill Announces Record Q3 2017 Financial Results

Record revenue and Adjusted EBITDA driven by patent license business

OTTAWA, Canada – November 9, 2017 – Quarterhill Inc. (“Quarterhill” or the “Company”) (TSX:QTRH) (NASDAQ:QTRH), announces its financial results for the three and nine month periods ended September 30, 2017. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

Third Quarter Highlights

•	Revenue of $85.9 million, exceeding the high-end of the expected $72.5 to $82.5 million range previously provided
•	Adjusted EBITDA* of $60.6 million, exceeding the high-end of the expected $50.0 to $56.0 million range previously provided
•	Net income of $26.2 million, or $0.22 per share
•	Announced a new comprehensive license agreement with Samsung, in the Technology segment
•	Acquired a portfolio of patents in the Technology segment using the partner model; patents are related to Content Delivery Network technology
•	Announced three contracts collectively valued at more than $10.0 million, in the Mobility segment
•	Acquired iCOMS Detections S.A. (“iCOMS”), based in Belgium, in the Mobility segment

“Our strong performance in Q3 reflects a significant contribution from WiLAN, our patent license business,” said Shaun McEwan, Interim CEO of Quarterhill. “Patent licensing tends to generate variable quarterly performance and Q3 clearly demonstrates the upside that can occur from that type of business model. The significant cash flow that will be generated from our Q3 performance will help to support Quarterhill’s growth initiatives.”

Approval of Eligible Dividend

The Board of Directors has declared an eligible quarterly dividend of CDN $0.0125 per common share payable on January 5, 2018, to shareholders of record on December 15, 2017.

Business Strategy and Segments

Quarterhill is developing a portfolio of established businesses that have histories of generating cash flows from their operations in the “Technology”, “Mobility”, “Factory” and “City” segments of the Industrial “Internet-of-Things” market. As of September 30, 2017, the Company had investments in three of its four targeted segments: Technology (WiLAN); Mobility (IRD); and Factory (VIZIYA).

Quarterhill is working to build a consistently profitable company with a diversified investment base and global market presence within its segments, and to increase shareholder value by emphasizing the importance of recurring revenue streams and the predictability of operating results. The Company intends to achieve these objectives through a combination of organic growth and acquisitions.

Press release

Q3 and Year-to-Date 2017 Consolidated Financial Review

Quarterhill’s consolidated financial results for Q3 2017 include full quarter contributions from each of its wholly owned subsidiaries; Wi-LAN Inc. (“WiLAN”), International Road Dynamics Inc. (“IRD”) and VIZIYA Corp (“VIZIYA”). The 2016 comparative period information presented represents solely WiLAN’s results for the specified period. Certain comparative information has been restated to conform to the new basis of presentation.

Consolidated revenues for the three months ended September 30, 2017 were $85.9 million, compared to $16.6 million in the same period last year, which represents an increase of 417%. The increase was primarily due to strong patent licensing results from WiLAN and the inclusion of a full quarter of operations from IRD and VIZIYA. Consolidated revenues for the nine months ended September 30, 2017 were $112.1 million, compared to $62.7 million in the same period last year.

Gross margin for the three months ended September 30, 2017 was $67.5 million, or 78.6%, compared to $11.2 million, or 67.5%, in the same period last year. Gross margin for the nine months ended September 30, 2017 was $76.7 million, or 68.5%, compared to $43.0 million, or 68.6%, in the same period last year. Gross margins for the three and nine month periods ended September 30, 2017 reflect contribution across all three segments, compared to the same periods last year, which reflect only the operations of what is now the Company’s Technology segment.

Operating expenses include selling, general and administrative costs, research and development costs, depreciation, amortization, loss on disposal of intangible asset, and special charges. Operating expenses for the three months ended September 30, 2017 were $31.3 million, compared to $8.7 million in the same period last year. Operating expenses for the nine months ended September 30, 2017 were $51.5 million compared to $33.9 million in the same period last year. Operating expenses increased in the year-over year periods due to the addition of the IRD and VIZIYA operations, acquisition-related costs associated with the purchases of IRD and VIZIYA, and a $15.2 million non-cash charge in Q3 2017 related to a loss on disposal of an intangible asset.

Adjusted EBITDA for the three months ended September 30, 2017 was $60.6 million, or $0.50 per basic Common Share, compared to $9.4 million, or $0.09 per basic Common Share, in the same period last year. For the nine months ended September 30, 2017, Adjusted EBITDA was $63.1 million, or $0.55 per basic Common Share, compared to $36.2 million, or $0.30 per basic Common Share, in the same period last year. The year-over-year increase in Adjusted EBITDA is primarily due to strong performance in the patent license business in Q3 2017 and the inclusion of operations from the businesses acquired earlier in 2017.

Net income for the three months ended September 30, 2017 was $26.2 million, or $0.22 per basic and diluted Common Share, compared to net income of $0.7 million, or $0.01 per basic and diluted Common Share, in the same period last year. For the nine months ended September 30, 2017, net income was $22.6 million, or $0.19 per basic and diluted Common Share, compared to net income of $2.4 million, or $0.02 per basic and diluted Common Share, in the same period last year. As described above, the year-over-year increase in net income is primarily due to strong performance in the patent license business in Q3 2017 and the inclusion of operations from the businesses acquired in 2017.

Press release

Cash generated from operations for the three months ended September 30, 2017 was $9.3 million, compared to $6.2 million in the same period last year. Cash generated from operations for the nine months ended September 30, 2017 was $20.8 million compared to $29.3 million in the same period last year. Cash from operations was negatively impacted in Q3 2017 due to a significant increase in accounts receivable, of which the related amount was collected in full subsequent to quarter-end.

Cash and cash equivalents and short-term investments amounted to $40.6 million at September 30, 2017, compared to $107.7 million at December 31, 2016. The decrease is primarily attributable to $67.4 million spent on the acquisitions of IRD, VIZIYA and iCOMS, and $18.2 million spent on the repayment of patent finance obligations, which were partially offset by cash generated from operations of $20.8 million in the nine month period.

The table below highlights financial performance for the Company’s Technology, Mobility and Factory segments. For detailed results and discussion related to these segments, please refer to the Management’s Discussion and Analysis document, which will be filed on SEDAR and at www.quarterhill.com in the investor section.

	For the three months ended September 30, 2017
	Technology	Mobility	Factory	Corporate	Total
Revenues	$72,592	$11,555	$1,750	$-	$85,897
Cost of revenues (excluding depreciation and amortization)	9,882	8,048	495	-	18,425
	62,710	3,507	1,255	-	67,472
Selling, general and administrative	1,310	2,530	905	1,756	6,501
Research and development	-	853	639	-	1,492
Depreciation of property, plant and equipment	82	445	28	1	556
Amortization of intangibles	5,473	1,072	791	-	7,336
Loss on disposal of intangibles	15,190	-	-	-	15,190
Special charges	-	-	-	218	218
Results from operations	40,655	(1,393)	(1,108)	(1,975)	36,179
Finance income	(76)	(1)	-	(16)	(93)
Finance expense	926	43	3	(2)	970
Foreign exchange loss (gain)	(131)	409	2	(41)	239
Other expense (income)	-	(231)	-	-	(231)
Income (loss) before taxes	39,936	(1,613)	(1,113)	(1,916)	35,294
Current income tax expense (recovery)	5,082	232	(5)	-	5,309
Deferred income tax expense (recovery)	(5,369)	(858)	(291)	10,292	3,774
Income tax expense (recovery)	(287)	(626)	(296)	10,292	9,083
Net income (loss)	$40,223	$(987)	$(817)	$(12,208)	$26,211

Adjusted EBITDA	61,400	707	3	(1,550)	60,560

Other reconciling items:
Effect of deleted deferred revenue	-	82	292	-	374
Increased costs from inventory step-up	-	444	-	-	444
Stock based compensation	-	67	-	206	273
Effect of deleted prepaid expense	-	(10)	-	-	(10)

Press release

	For the nine months ended September 30, 2017
	Technology	Mobility	Factory	Corporate	Total
Revenues	$92,218	$16,203	$3,665	$-	$112,086
Cost of revenues (excluding depreciation and amortization)	23,644	10,800	896	-	35,340
	68,574	5,403	2,769	-	76,746
Selling, general and administrative	5,484	3,502	1,781	2,350	13,117
Research and development	-	1,161	999	-	2,160
Depreciation of property, plant and equipment	261	493	62	1	817
Amortization of intangibles	16,097	1,308	1,262	-	18,667
Loss on disposal of intangibles	15,190	-	-	-	15,190
Special charges	-	-	-	1,512	1,512
Results from operations	31,542	(1,061)	(1,335)	(3,863)	25,283
Finance income	(467)	(1)	-	(77)	(545)
Finance expense	926	54	6	(2)	984
Foreign exchange loss (gain)	(516)	695	43	(694)	(472)
Other expense (income)	-	(300)	-	-	(300)
Income (loss) before taxes	31,599	(1,509)	(1,384)	(3,090)	25,616
Current income tax expense	6,516	333	34	-	6,883
Deferred income tax expense (recovery)	(7,869)	(920)	(485)	5,416	(3,858)
Income tax expense (recovery)	(1,353)	(587)	(451)	5,416	3,025
Net income (loss)	$32,952	$(922)	$(933)	$(8,506)	$22,591

Adjusted EBITDA	63,147	1,517	523	(2,054)	63,133

Other reconciling items:
Effect of deleted deferred revenue	-	107	534	-	641
Increased costs from inventory step-up	-	581	-	-	581
Stock based compensation	57	99	-	296	452
Effect of deleted prepaid expense	-	(10)	-	-	(10)

Conference Call and Webcast

Quarterhill will host a conference call to discuss its financial results today at 10:00 AM Eastern Time.

Call Information

The live audio webcast will be available at http://event.on24.com/wcc/r/1527032-1/438BD0AD28382873CEDA2B344C7CFB3C

•	To access the call from Canada and U.S., dial 1.888.231.8191 (Toll Free)
•	To access the call from other locations, dial 1.647.427.7450 (International)

Replay Information

A webcast of the call will be available at http://event.on24.com/wcc/r/1527032-1/438BD0AD28382873CEDA2B344C7CFB3C

•	A telephone replay will be available from 1:00 PM ET on November 9, 2017 until 11:59 PM ET on November 16, 2017 at: 1.855.859.2056 (Toll Free) or 1.416.849.0833 (International).
•	Conference ID #: 99524733

Press release

Non-GAAP Disclosure*

Quarterhill follows U.S. GAAP in preparing its interim and annual financial statements. We use the term “Adjusted EBITDA” to mean net income from continuing operations before: (i) income taxes; (ii) finance expense or income; (iii) amortization of intangibles; (iv) special charges and other one-time expenses; (v) depreciation of property, plant and equipment; (vi) effects of deleted deferred revenue; (vii) the effects of fair value step up in inventory acquired, and (viii) stock based compensation. Adjusted EBITDA is used by Quarterhill management to assess our normalized cash generated on a consolidated basis and in our operating segments. Adjusted EBITDA is also a performance measure that may be used by investors to analyze the cash generated by Quarterhill and our operating segments. ADJUSTED EBITDA IS NOT A MEASURE OF FINANCIAL PERFORMANCE UNDER U.S. GAAP. IT DOES NOT HAVE ANY STANDARDIZED MEANING PRESCRIBED BY U.S. GAAP AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER COMPANIES. ADJUSTED EBITDA SHOULD NOT BE INTERPRETED AS AN ALTERNATIVE TO NET EARNINGS AND CASH FLOWS FROM OPERATIONS AS DETERMINED IN ACCORDANCE WITH U.S. GAAP OR AS A MEASURE OF LIQUIDITY.

About Quarterhill

Quarterhill is a diversified investment holding company focused on growing its business by acquiring technology companies in the Industrial Internet of Things segment across multiple segments. Quarterhill targets companies with a broad range of products and services that capture, analyze and interpret data, and that have strong financial performance, excellent management teams, strong intellectual property underpinnings and significant opportunities to develop long-term recurring and growing revenue streams. Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill believes are appropriate in the circumstances. Many factors could cause Quarterhill’s actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in each of its February 10, 2017 annual information form for the year ended December 31, 2016 (the “AIF”) and its August 9, 2017 Management’s Discussion and Analysis of Financial Condition and Results of Operations for the 3 and 6 months ended June 30, 2017 and 2016 (the “Q2 MD&A”). Copies of the AIF and the Q2 MD&A may be obtained at www.sedar.com or www.sec.gov. Quarterhill recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of Quarterhill’s forward-looking statements. Quarterhill has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

For media and investor inquiries, please contact:

Shaun McEwanDave Mason

Interim CEOInvestor Relations

T: 613.688.4898T: 613.688.1693

E: smcewan@quarterhill.comE: ir@quarterhill.com

Press release

Quarterhill Inc.
Condensed Consolidated Interim Statements of Operations
(in thousands of United States dollars, except share and per share amounts) (unaudited)

	For the three months ended,		For the nine months ended,
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

Revenues	$85,897	$16,569	$112,086	$62,690
Cost of revenues (excluding depreciation and amortization)	18,425	5,398	35,340	19,661
	67,472	11,171	76,746	43,029
Operating expenses
Selling, general and administrative	6,501	1,800	13,117	6,986
Research and development	1,492	-	2,160	-
Depreciation of property, plant and equipment	556	104	817	317
Amortization of intangibles	7,336	6,744	18,667	26,616
Loss on disposal of intangible (Note 9)	15,190	-	15,190	-
Special charges	218	-	1,512	-
	31,293	8,648	51,463	33,919
Results from operations	36,179	2,523	25,283	9,110

Foreign exchange (gain) loss	239	78	(472)	(199)
Finance (income)	(93)	(138)	(545)	(376)
Finance expenses	970	-	984	-
Other expense (income)	(231)	-	(300)	-
Income before taxes	35,294	2,583	25,616	9,685

Current income tax expense (recovery)	5,309	1,028	6,883	4,888
Deferred income tax expense (recovery)	3,774	898	(3,858)	2,372
Income tax expense (recovery)	9,083	1,926	3,025	7,260
Net income (loss)	$26,211	$657	$22,591	$2,425

Net Income (loss) per share
Basic and fully diluted	$0.22	$0.01	$0.19	$0.02

Weighted average number of common shares
Basic and fully diluted	118,627,249	118,912,606	118,595,713	119,500,216

Press release

Quarterhill Inc.
Supplemental Condensed Consolidated Interim Statement of Operations Information
(in thousands of United States dollars, except share and per share amounts) (unaudited)

	For the three months ended,		For the six months ended,
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Revenues
Licenses	$72,158	$16,569	$91,470	$62,690
Systems	6,759	-	9,826	-
Services	780	-	1,494	-
Recurring	6,200	-	9,296	-
Total Revenues	$85,897	$16,569	$112,086	$62,690

Cost of revenues (excluding depreciation and amortization)
License	$9,864	$5,398	$23,706	$19,661
Systems	4,740	-	6,638	-
Services	500	-	821	-
Recurring	3,321	-	4,175	-
Total cost of revenues	$18,425	$5,398	$35,340	$19,661

Press release

Quarterhill Inc.
Condensed Consolidated Interim Statements of Comprehensive Income
(in thousands of United States dollars, except share and per share amounts) (unaudited)

	For the three months ended,		For the six months ended,
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

Net income (loss)	$26,211	$657	$22,591	$2,425

Other comprehensive income (loss):
Foreign currency translation adjustment	3,209	-	3,742	-
Comprehensive income	$29,420	$657	$26,333	$2,425

Press release

Quarterhill Inc.
Condensed Consolidated Interim Balance Sheets
(in thousands of United States dollars, except share and per share amounts) (unaudited)
As at	September 30, 2017	December 31, 2016
Current assets
Cash and cash equivalents	$35,817	$106,553
Short-term investments	1,242	1,154
Restricted Short-term investments	3,500	-
Accounts receivable	66,302	20,357
Other current assets	31	-
Unbilled revenue	5,653	-
Inventories	5,938	-
Loans receivable	1,000	1,766
Prepaid expenses and deposits	4,081	1,293
	123,564	131,123
Non-current assets
Property Plant and Equipment	3,911	1,240
Intangible assets	132,212	123,351
Investment in joint venture	3,325	-
Deferred income tax assets	18,246	14,646
Goodwill	42,673	12,623
TOTAL ASSETS	$323,931	$282,983

Liabilities
Current liabilities
Bank indebtedness	$4,152	$-
Accounts payable and accrued liabilities	23,863	15,645
Income taxes payable	78	-
Current portion of patent finance obligation	5,422	10,372
Current portion of deferred revenue	6,644	-
Current portion of long-term debt	45	-
	40,204	26,017
Non-current liabilities
Acquisition notes payable	6,450	-
Patent finance obligation	-	12,775
Success fee obligation	-	47
Deferred revenue	523	-
Long-term debt	501	-
Deferred income tax liabilities	8,582	-
TOTAL LIABILITIES	56,260	38,839
Shareholders’ equity
Capital stock	418,838	419,485
Additional paid-in capital	22,278	21,036
Accumulated other comprehensive income	19,967	16,225
Deficit	(193,412)	(212,602)
	267,671	244,144
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$323,931	$282,983

Press release

Quarterhill Inc.
Condensed Consolidated Interim Statements of Cash Flows
(in thousands of United States dollars, except share and per share amounts) (unaudited)

	For the three months ended,		For the nine months ended,
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Cash generated from (used in):
Operations
Net income	$26,211	$657	$22,591	$2,425
Non-cash items
Stock-based compensation	273	42	452	197
Depreciation and amortization	7,892	6,846	19,484	26,933
Foreign exchange (gain) loss	(20)	53	(166)	(337)
Equity in earnings from joint venture	(231)	-	(300)	-
Loss on disposal of intangible	15,190	-	15,190	-
Gain (loss) on disposal of assets	(5)	-	(5)	13
Deferred income tax expense (recovery)	3,777	898	(3,855)	2,372
Accrued investment income	922	(66)	772	(194)
Embedded derivatives	11	-	21	-
Changes in non-cash working capital balances	(44,743)	(2,230)	(33,425)	(2,145)
Cash generated from operations	9,277	6,200	20,759	29,264
Financing
Dividends paid	(1,173)	(1,153)	(3,401)	(3,395)
Bank indebtedness	401	-	1,924	-
Long term debt	(372)	-	(396)	-
Common shares repurchased under normal course issuer bid	-	(1,102)	(552)	(4,225)
Common shares issued for cash on the exercise of options	-	-	-	11
Common shares issued for cash from Employee Share Purchase Plan	-	-	33	35
Cash used in financing	(1,144)	(2,255)	(2,392)	(7,574)
Investing
Acquisition of Viziya, net of cash acquired	-	-	(18,521)	-
Acquisition of IRD, net of cash acquired	-	-	(47,782)	-
Acquisition of iCOMS	(1,112)	-	(1,112)	-
Purchase of short-term investment	-	-	(3,500)	-
Purchase of property and equipment	(142)	(6)	(256)	(46)
Repayment of patent finance obligations	(15,389)	(1,389)	(18,167)	(4,166)
Purchase of intangibles	(8)	(3,000)	(12)	(9,150)
Cash used in investing	(16,651)	(4,395)	(89,350)	(13,362)
Foreign exchange loss (gain) on cash held in foreign currency	20	(35)	247	275
Net increase (decrease) in cash and cash equivalents	(8,498)	(484)	(70,736)	8,603
Cash and cash equivalents, beginning of period	44,315	102,518	106,553	93,431
Cash and cash equivalents, end of period	$35,817	$102,034	$35,817	$102,034

Press release

Quarterhill Inc.
Condensed Consolidated Statements of Shareholders' Equity
(in thousands of United States dollars, except share and per share amounts) (unaudited)

	Capital Stock	Additional paid in Capital	Accumulated Other Comprehensive Income	Deficit	Equity

Balance - December 31, 2015	$427,781	$16,549	$16,225	$(219,177)	$241,378

Comprehensive earnings:
Net income	-	-	-	2,425	2,425
Other Comprehensive Income	-	-	-	-	-
Shares and options issued:
Stock-based compensation expense	-	197	-	-	197
Conversion of deferred stock units to common shares	116	-	-	-	116
Exercise of stock options	17	(6)	-	-	11
Sale of shares under Employee Share Purchase Plan	35	-	-	-	35
Shares repurchased under normal course issuer bid	(8,501)	4,276	-	-	(4,225)
Dividends declared	-	-	-	(3,374)	(3,374)
Balance - September 30, 2016	$419,448	$21,016	$16,225	$(220,126)	$236,563

Balance - December 31, 2016	419,485	21,036	16,225	(212,602)	244,144

Comprehensive earnings:
Net loss	-	-	-	22,591	22,591
Other Comprehensive Income	-	-	3,742	-	3,742
Shares and options issued:
Stock-based compensation expense	-	452	-	-	452
Shares issued upon acquisition	662	-	-	-	662
Sale of shares under Employee Share Purchase Plan	33	-	-	-	33
Shares repurchased under normal course issuer bid	(1,342)	790	-	-	(552)
Dividends declared	-	-	-	(3,401)	(3,401)
Balance - September 30, 2017	$418,838	$22,278	$19,967	$(193,412)	$267,671

Press release

Quarterhill Inc.
Reconciliations of GAAP Net Income (Loss) to Adjusted EBITDA
(in thousands of United States dollars, except share and per share amounts) (unaudited)

	For the three months ended,		For the nine months ended,
Adjusted EBITDA	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

Net income	$26,211	$657	$22,591	$2,425

Adjusted for:
Income tax expense	9,083	1,926	3,025	7,260
Foreign exchange (gain) loss	239	78	(472)	(199)
Finance expense	970	-	984	-
Finance income	(93)	(138)	(545)	(376)
Special charges	218	-	1,512	-
Amortization of intangibles	7,336	6,744	18,667	26,616
Loss on disposal of intangible	15,190	-	15,190	-
Depreciation of property, plant and equipment	556	104	817	317
Effect of deleted deferred revenue	374	-	641	-
Increased costs from inventory step-up	444	-	581	-
Effect of deleted prepaid expenses	(10)	-	(10)	-
Stock based compensation	273	42	452	195
Other expense (income)	(231)	-	(300)	-
Adjusted EBITDA	$60,560	$9,413	$63,133	$36,238

Adjusted EBITDA per share
Net income	$0.22	$0.01	$0.19	$0.02

Adjusted for:
Income tax expense	0.08	0.02	0.03	0.06
Foreign exchange (gain) loss	-	-	-	-
Finance expense	0.01	-	0.01	-
Finance income	-	-	-	-
Special charges	-	-	0.01	-
Amortization of intangibles	0.06	0.06	0.16	0.22
Loss on disposal of intangible	0.13	-	0.13	-
Depreciation of property, plant and equipment	-	-	0.01	-
Effect of deleted deferred revenue	-	-	0.01	-
Increased costs from inventory step-up	-	-	-	-
Effect of deleted prepaid expenses	-	-	-	-
Stock based compensation	-	-	-	-
Other expense (income)	-	-	-	-
Adjusted EBITDA per share	$0.50	$0.09	$0.55	$0.30

Weighted average number of Common Shares
Basic	118,627,249	118,912,606	118,595,713	119,500,216